UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-20838

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust

Six Desta Drive - Suite 6500

Midland, Texas  79705

B.                                     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.

Six Desta Drive - Suite 6500

Midland, Texas  79705

CLAYTON WILLIAMS ENERGY, INC.
401(K) PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Clayton Williams Energy, Inc.
  401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i, schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
July 7, 2005

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments at fair value (note 3):
Common and commingled trust funds	$9,186,916	4,153,569
CWEI common stock	1,979,105	2,172,572
Participant loans	94,897	—
	11,260,918	6,326,141
Contributions receivable:
Participant	—	36,223
Company	39,715	20,435
	39,715	56,658
Total assets	11,300,633	6,382,799
Net assets available for benefits	$11,300,633	6,382,799

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair market value of investments (note 3)	$306,155
Interest and dividend income	115,336
421,491
Contributions:
Participant contributions	662,090
Company contributions	342,738
Rollover	9,028
Transfer from Southwest Royalties	4,268,559
5,282,415
Total additions	5,703,906
Deductions from net assets attributed to:
Benefits paid to participants	785,985
Fees	87
Total deductions	786,072
Net increase	4,917,834
Net assets available for benefits at:
Beginning of year	6,382,799
End of year	$11,300,633

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Plan Description

The following description of the Clayton Williams Energy, Inc. (the Company) 401(k) Plan & Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the Company or CWEI) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his or her salary deferral contribution account, after-tax contribution account, matching employer contribution account, discretionary employer contribution account, and rollover contribution account. The Plan was amended effective August 2, 2004 to include the terms and conditions of the Scudder Trust Company prototype 401(k) plan document as supplemented and modified.

(b)                      Contributions

The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 100% of pretax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions. In January 2001, the Company began making matching contributions equal to 100% of participants’ contributions, limited to 4% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

(c)                       Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

(d)                      Benefits

Upon termination of service due to death, disability, or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts. Any undistributed amounts will be distributed when participants reach 70½ years of age. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined.

(e)                       Participant Accounts

Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

(f)                         Investment Options

As directed by participants, the Plan purchased units of participation in 18 distinct investment portfolios sponsored and administered by Scudder Investments, the Plan Trustee (Plan Trustee). In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock. Under the Plan, participants are allowed to transfer funds between any investment option including the Company stock fund. On August 1, 2004, Scudder Investments replaced Putnam Investments as Plan Trustee. Prior to changing trustees, the Plan purchased units of participation in 14 distinct investment portfolios sponsored and administered by Putnam Investments. A brief description of the various investment portfolios offered by Scudder Investments and the stock fund follows:

Scudder Investments

Scudder Stable Value Fund – Scudder Stable Value Fund seeks to provide principal stability, a competitive yield (as compared to money market instruments), and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.

Scudder Fixed Income Fund – Seeks a high level of income consistent with the preservation of capital by investing primarily in investment-grade bonds. The fund invests for current income, not capital appreciation.

American High-Income Trust Fund – The fund seeks to provide a high level of current income and, secondarily, capital appreciation.

Scudder Flag Investors Value Builder Fund – Seeks to maximize total return through a combination of long-term growth of capital and current income by investing primarily in a portfolio of common stocks and corporate bonds.

Scudder Pathway Conservative Portfolio – Seeks current income and, as a secondary objective, growth capital.

Scudder Pathway Moderate Portfolio – Seeks a balance of current income and growth of capital.

Scudder Pathway Growth Portfolio – Seeks long-term growth of capital.

Scudder RREEF Real Estate Securities Fund – Seeks long-term capital appreciation and current income.

Allianz NFJ Small Cap Value Fund – The fund seeks long-term growth of capital and income by investing primarily in common stocks from companies with market capitalizations between $50 million and $500 million that are characterized by having below-average P/E ratios relative to their industry groups.

Scudder Large Cap Value Fund – Seeks long-term capital appreciation, with current income as its secondary objective, by investing primarily in undervalued stocks of companies with sound finances.

Scudder S&P 500 Index Fund – The fund seeks to match, before fees and expenses, the performance of the S&P 500 Index, which emphasizes stocks of large US companies.

Scudder Mid Cap Fund – Seeks long-term capital growth by investing primarily in the stocks and other equity securities of medium-sized US companies with strong growth potential.

T Rowe Price Mid Cap Value – The fund seeks long-term capital appreciation by using a value-oriented approach. The fund invests in common stocks of medium-sized companies believed to be undervalued in the marketplace.

Baron Growth Fund – The fund seeks capital appreciation. The Advisor seeks investments that are supported by long-term demographics, economic, and societal “megatrends.” The Advisor looks to the ability of a company to grow its business substantially within a four to five-year period.

The Growth Fund of America – The fund seeks to invest primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Templeton Foreign Fund – The fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the US, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

Plan Loan Fund – The fund consists of loans that were taken out under the SouthWest Royalties 401(k) and are now rolled into the CWEI 401(k) Plan and Trust. Participants are not allowed to take new loans out according to the Plan Agreement. Interest rates on outstanding loans range from 5 to 10.5%.

Company Stock

Clayton Williams Energy, Inc. – This fund consists solely of common stock of the Company. Since April 1, 1996, the Company has directed all matching contributions to be invested in CWEI common stock. Participants may also direct their pre-tax deferrals and discretionary contributions to be invested in CWEI common stock.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)                      Benefit Payments

Benefit payments are recognized when paid.

(c)                       Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)                      Administrative Expenses

At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. During 2004 and 2003, the Company paid administrative expenses totaling $11,126 and $11,965, respectively.

(e)                       Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

(3)                     Investments

The following presents investments (all party-in-interest, note 5) that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003
Putnam Investments:
Putnam Capital Opportunities	$—	367,792
Alger Midcap Growth	—	353,010
The George Putnam Fund of Boston	—	604,884
Putnam Growth Opportunities	—	555,415
Putnam International Equity	—	402,919
Putnam Equity Income	—	961,343
Scudder Investments:
Scudder Flag Inv Bal Builder-A	1,100,158	—
Growth Fund of America-R3	1,738,935	—
Scudder Large Cap Value-A	2,416,625	—
Templeton Foreign-A	1,224,206	—
Clayton Williams Energy Inc. Common Stock (86,434 and 74,736 shares, respectively)	1,979,105	2,172,572

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net appreciation (depreciation) as follows:

Common and commingled trust funds	$306,155
CWEI common stock	115,336
$421,491

(4)                     Related-Party Transactions

All of the Plan’s assets are invested either in portfolios sponsored and administered by Scudder Investments at December 31, 2004, Putnam Investments at December 31, 2003 or in common stock of CWEI. Since Scudder Investments (or Putnam Investments prior to August 2004) is the Plan Trustee, and since CWEI is the Plan Administrator, the transactions qualify as party-in-interest transactions.

(5)                     Tax Status

In September 1995, the Company obtained a favorable determination letter from the Internal Revenue Service (IRS) stating that the Plan as of September 21, 1994 is a qualified plan under the IRC. Certain amendments have been made to the Plan subsequent to September 21, 1994, which have not been reviewed by the IRS. In the opinion of the Plan Administrator and management of the Company, these amendments were designed in compliance with the applicable requirements of the IRC.

(6)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

EIN 75-2396863

Identity of Issuer		Description of Investment	Current value
*	Scudder Distributors, Inc.	Scudder Stable Value - A	$545,361
*	American Funds Distributors, Inc.	American High-Income Trust-R3	369
*	Scudder Distributors, Inc.	Scudder Fixed Income Fund-A	465,251
*	Scudder Distributors, Inc.	Scudder Flag Inv Bal Builder-A	1,100,158
*	Scudder Distributors, Inc.	Scudder Pathway Conservative-A	36,953
*	Scudder Distributors, Inc.	Scudder Pathway Growth-A	133,563
*	Scudder Distributors, Inc.	Scudder Pathway Moderate-A	256,640
*	Baron Capital, Inc.	Baron Growth Fund	537,568
*	American Funds Distributors, Inc.	Growth Fund of America-R3	1,738,935
*	Allianz Global Investors Distributors, Inc.	Allianz NFJ Small Cap Value-R	12,015
*	Scudder Distributors, Inc.	Scudder Large Cap Value-A	2,416,625
*	Scudder Distributors, Inc.	Scudder Mid Cap Growth-A	450,396
*	Scudder Distributors, Inc.	Scudder RREEF Real Est Secur-A	85,426
*	Scudder Distributors, Inc.	Scudder S&P 500 Index-S	144,616
*	T. Rowe Price Investment Service, Inc.	T. Rowe Price Mid Cap Value-R	38,834
*	Franklin Templeton Investments	Templeton Foreign-A	1,224,206
*	Clayton Williams Energy Inc.	Company Stock	1,979,105
*	Clayton Williams Energy Inc. 401(k) Plan	Plan Loan Fund (Interest rates ranging from 5 to 10.5%)	94,897
Total investments			$11,260,918

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2004.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Williams Energy, Inc. 401(k) Plan & Trust (Name of Plan)

	By:	Clayton Williams Energy, Inc.
Plan Administrator

Date: July 14, 2005	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President and
Chief Operating Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm